J. STEVEN PATTERSON
202.887.4152/fax: 202.887.4288
spatterson@akingump.com
February 14, 2006
Max A. Webb
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 3561

Re:	Tim Hortons Inc. Amendment No. 2 to Registration Statement on Form S-1 File Number 333-130035
Dear Mr. Webb:
     On behalf of Tim Hortons Inc., a Delaware corporation (the “Registrant”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Registrant’s registration statement filed on Form S-1, File Number 333-130035, filed December 1, 2005. In addition, we will provide marked copies showing changes from the Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the registration statement for your convenience.
     We are providing the following responses to the comment letter dated February 1, 2006, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 1. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which we have reproduced here for ease of reference. All page numbers in our responses refer to Amendment No. 2, and, unless otherwise stated, references in the following responses and in the prospectus to “dollars” and “$” are to Canadian dollars.
General
1. We note that you have listed eleven underwriters on your cover page. Tell us in your response letter whether all of the underwriters listed on the cover page are lead underwriters; if they are not, please remove their names from the cover page.
All eleven underwriters listed on the cover page are co-managing underwriters. Banks in the syndicate without a title have been excluded from the cover page.
2. Please confirm in your response letter that the NPD report was not prepared specifically for this filing. If it was prepared specifically for this filing, disclose that fact and file NPD’s consent pursuant to Rule 436.

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February 14, 2006

The Registrant confirms that the NPD Canada CREST report was not prepared specifically for this filing.
3. We reissue prior comment 6 and request that you reduce your reliance upon the unnecessary acronym “QSR” throughout the prospectus.
The Registrant has revised its disclosure and eliminated the acronym “QSR” throughout the prospectus.
4. Your proposed artwork contains extensive text that merely repeats disclosures elsewhere in your prospectus. Please revise to reduce or eliminate the detailed text appearing with the graphics or photos. Generally, you should only include text to the extent necessary to explain the visuals.
The Registrant has revised its disclosure in response to the Staff’s comment by reducing the text appearing with the graphics and photos.
Prospectus Summary, page 1
5. Revise to replace the term “outstanding” in the second paragraph under “Our Company” with a less promotional term. See prior comment 5.
The Registrant has revised its disclosure in response to the Staff’s comment by removing the term “outstanding.” The revised disclosure on page 1 provides as follows:
“Since our founding in 1964, we have been committed to a close relationship with our franchisees, which has helped generate customer loyalty and build Tim Hortons® into one of the most widely recognized consumer brands in Canada.”
Summary Historical Consolidated Financial and Other Data, page 6
Selected Historical Consolidated Financial and Other Data, page 32
6. We note your response to our prior comment number 10, but continue to believe that average sales per standard restaurant in the US should be disclosed in Canadian dollars, your reporting currency. Note that we will not object to your disclosure of this measure in both Canadian and US dollars if you believe the presentation of US dollar amounts is meaningful to potential investors. However, if this disclosure is provided, we believe it should be accompanied by footnote disclosure explaining why you believe it is meaningful to potential investors.
The Registrant has revised its disclosure in Summary Historical Consolidated Financial and Other Data and Selected Historical Consolidated Financial and Other Data to include

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February 14, 2006

both the Canadian dollar and U.S. dollar average sales per standard restaurant in the U.S. Appropriate footnote disclosure has also been added explaining why the Registrant believes the presentation of U.S. dollar amounts is meaningful to potential investors.
Risk Factors, page 10
7. Several of your risk factor headings are still so vague or generic that they could apply to any other issuer in any industry. See for example “Failure to successfully implement our growth strategy could harm our business” on page 11, “We are subject to government regulation...” on page 14 and “We will incur increased costs as a result of being a public company” on page 19. These are examples only. Revise the headings so that they specifically relate to you, your business or your industry. Also try to avoid using the phrase “adversely affect our business” and replace it with meaningful information about the potential impact of these risks on you and your investors.
The Registrant has revised its disclosure throughout the risk factor section in response to the Staff’s comment. The revised disclosure provides a more specific discussion of the risks related to the Registrant, its business and its industry and replaces the phrase “adversely affect our business” with more meaningful information about the potential impact of the risks on the Registrant and its investors.
8. We note your response to our prior comment twelve. Tell us in your response letter whether, as the initial administrator of the 2006 incentive plan, Wendy’s compensation committee will have the ability to determine awards to executive officers or directors during the nine to eighteen months following the completion of the offering, assuming that the spin-off will occur. We may have further comment.
Wendy’s compensation committee will have the ability to recommend director and officer compensation amounts and awards to the Registrant’s board of directors until the spin-off occurs. The Registrant’s board of directors will have to comply with its fiduciary obligations in approving any officer or director compensation recommendations made by the Wendy’s compensation committee.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42
9. Despite the “significant legal, accounting and other expenses” mentioned in the risk factor on page 19 entitled “We will incur increased costs as a result of being a public company,” we are unable to locate in MD&A a specific discussion of the increased legal and financial compliance costs you expect to incur as a public reporting company. Please consider revising your disclosure under “Results of Operations” to address the anticipated impact of these additional costs on your general and administrative expenses in future periods, and quantify the discussion to the extent practicable.

Securities and Exchange Commission
February 14, 2006

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 54 provides as follows:
“As a public company we will incur legal, accounting and other expenses that we did not incur as a wholly-owned subsidiary of Wendy’s. We expect that, because of these additional expenses, our general and administrative expenses will exceed those incurred in 2005 (including the estimated costs for the fourth quarter of 2005) by between $3.0 million and $5.0 million annually. We will also incur costs in connection with building the infrastructure necessary to be an independent public company in the areas of accounting, legal, investor relations, information technology and other related areas. In addition, Wendy’s issued restricted stock units to some of our employees for the first time in the second quarter of 2005. We will issue restricted stock units to some of our employees beginning in 2006; accordingly, we will incur increased compensation expense in 2006 related to the full year impact of our issuance of those restricted stock units.”
Overview, page 42
10. Your revised disclosure indicates that Wendy’s expects to spin-off all of your common shares that it owns to its shareholders within nine to eighteen months after this offering. Provide a discussion of the possible financial consequences to you, if any, in the event Wendy’s completes the spin-off. For instance, address whether Wendy’s would continue to provide you with administrative support following the spin-off and, if not, disclose the costs that you expect to incur in establishing your own administrative functions.
The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 44 provides as follows:
“Wendy’s will continue to provide internal administrative support under the shared services agreement until the spin-off, which Wendy’s has announced will occur as soon as practical and which is expected to occur within 9 to 18 months of the offering, depending on market conditions, or, in some cases, until we are able to provide the services ourselves. For instance, Wendy’s may continue to provide us with information technology support beyond the date of the spin-off.”
Our Relationship with Wendy’s, page 43
11. Once you have finalized the various agreements with Wendy’s, please provide quantified disclosure of the financial commitments you will have to Wendy’s, such as payment for the services that Wendy’s will provide you following the offering. Refer to prior comment 25.

Securities and Exchange Commission
February 14, 2006

The revised disclosure on pages 105 - 112 in “Our Relationship with Wendy’s—Agreements between Wendy’s and Us” provides more detailed information regarding the types of services that Wendy’s and the Registrant will provide one another, and the form of shared services agreement, which the Registrant will file prior to its request for acceleration of effectiveness of the registration statement. When the separation agreements are finalized, the Registrant will include additional disclosures regarding the cost of the services to be provided by Wendy’s and quantified disclosure of its financial commitments to Wendy’s.
12. In the last paragraph under “Overview,” you state that you will enter into the various separation agreements with Wendy’s “[i]mmediately prior to the completion of this offering,” while the second paragraph under “Our Relationship with Wendy’s” indicates that you will enter into the agreements “once we become a public company.” Revise to clarify how soon you will enter into the agreements.
The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure under the heading “Our Relationship with Wendy’s” on page 44 provides as follows:
“Immediately prior to the completion of this offering, we will enter into agreements with Wendy’s related to the separation of our business operations from Wendy’s.”
13. Please include in this section your response to prior comment 25 regarding your basis for not expecting significant changes in your operating results or business trends as a result of becoming an independent public subsidiary of Wendy’s.
The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 44 provides as follows:
“We do not expect our increasing independence from Wendy’s to materially harm our relationships with our customers or suppliers or to otherwise cause significant changes in our results of operations or business trends when compared to prior years.”
Liquidity and Capital Resources, page 60
14. We note the inclusion of the new paragraph at the top of page 63 in response to prior comment 34. Given that you have “historically received significant financing from Wendy’s,” as disclosed on page 60, provide an analysis of the impact on you as a result of ceasing to borrow money from Wendy’s.
The Registrant’s operations have been self-funding for at least the last three years and the Registrant expects to continue to generate positive cash flows from operations, net of capital expenditure requirements, in future years; accordingly, the Registrant believes that

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February 14, 2006

its ceasing to borrow money from Wendy’s will not have a significant impact on the Registrant’s business, liquidity or capital resources.
The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 62 provides as follows:
“Though we received significant financing from Wendy’s in the years initially following our merger with Wendy’s, we have not relied on Wendy’s to fund our operations or capital expenditure requirements during the last three years.”
Management, page 87
15. We note your response to our prior comment 44. Please also disclose whether the executive officers’ compensation for duties related to your business during the last fiscal year was governed by employment agreements and with what company the executive officers had such agreements.
The Registrant confirms that its executive officers’ compensation for duties related to its business during the last fiscal year was not governed by employment agreements.
Index to Consolidated Financial Statements
Consolidated Statements of Operations, page F-3
16. We note your response to our prior comment number 48, but do not believe you have fully addressed our comment. In this regard, based on the fact that your rental income exceeds 10% of total revenues, please revise to separately disclose in your consolidated statements of operations the amount of rental income earned and the associated cost of sales during each period presented as required by Rule 5-03(b)(1) and (2) of Regulations S-X. Please note that we do not believe including these disclosures in the notes to your financial statements satisfies the requirements outlined in Rule 5-03 of Regulation S-X.
Franchise revenues, as currently stated in the Registrant’s Statements of Operations, includes rental income, royalties and franchise fees. Rental payments and royalties are predominantly paid by franchisees as a percentage of their revenues. These items are not discrete amounts and instead are negotiated and managed by the Registrant and Wendy’s together. For example:
•	the term of the License Agreement pursuant to which royalties are charged is ordinarily of the same duration as the lease for the licensed location.

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February 14, 2006

•	when the Registrant controls the real estate, franchisees are generally charged a total of 13% of revenues for both rent and royalties, but the allocations between rent and royalty vary. In Canada this 13% is broken down as 10% for rent and 3% for royalties. In the U.S. this allocation is 8.5% for rent and 4.5% for royalties.

•	in certain circumstances where the Registrant does not control the real estate, the royalty rate charged is increased to between 4.5% and 6.0%.
For the above reasons, the Registrant believes investors and analysts will be more focused on the total percent of the sales the Registrant receives from franchisees and that separately disclosing rental income and associated rent related expenses may be misleading relative to the value of the Registrant’s real estate holdings and operations. In addition, the relative real estate “margins” earned between the Canada and U.S. segments would appear artificially distorted.
In response to the Staff’s comment, the Registrant will break out revenues shown on its Statements of Operations as shown below.
The Statements of Operations in the Consolidated Financial Statements on page F-3 have been revised to show the following:

	2002	2003	2004
Revenues
Sales	$656,833	$727,508	$845,231
Franchise revenues:
Rents and royalties	322,043	367,756	414,096
Franchise fees	80,695	76,516	78,939

	402,738	444,272	493,035

Total Revenues	$1,059,571	$1,171,780	$1,338,266

Securities and Exchange Commission
February 14, 2006

The Statements of Operations in the Condensed Consolidated Financial Statements on page F-34 have been revised to show the following:

	Nine Months Ended	Nine Months Ended
	September 26,	October 2,
	2004	2005
Revenues
Sales	$602,978	$703,484
Franchise Revenues:
Rents and royalties	301,536	333,026
Franchise fees	48,545	41,658

	350,081	374,684

Total Revenues	$953,059	$1,078,168
In addition, the costs associated with the Registrant’s franchise sales are now broken out separately from the operating expenses line on the Statements of Operations.
17. Also, as your sales revenues include the sale of coffee, dry goods and equipment to your franchisees, as well as the sales of product from Tim Horton’s restaurants which are operated by the Company or its consolidated franchisees, please revise the notes to your financial statements to include disclosure of the revenues derived from the sale of each of your principal products and services during all periods presented in accordance with paragraph 37 of SFAS No. 131. Please note that we do not believe that sales of products to your franchisees and sales of product from Tim Horton’s restaurants represent “groups of similar products and services” as described in paragraph 37 of SFAS No. 131. Also, if you believe it is impracticable to provide these disclosures, tell us and disclose your basis for this conclusion.
On an ongoing basis, the Registrant provides product to its franchisees which are used in the franchisees’ store operations. Over 90% of these product sales represent food and packaging that is directly used in the preparation and delivery of product to franchisees’ customers. Less than 3% of these product sales are typically comprised of sales of equipment. The remaining portion of ongoing sales to franchisees is comprised of store supplies. The Registrant believes that disclosing the components of these ongoing sales would not be particularly useful to investors, but that information regarding ongoing sales to franchisees in total may be informative.
Accordingly, and in line with the Staff’s comment, the Registrant will provide the below disclosure in Note 14 on page F-29 to the Consolidated Financial Statements in the Registrant’s amended registration statement. The same information

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February 14, 2006

will be included in interim financial statements to the extent amounts or trends are significantly different from that shown in the previously issued Consolidated Financial Statements.
Revenues consisted of the following:

	2002	2003	2004
Revenues
Sales:
Warehouse sales	$580,239	$669,960	$711,767
Company operated restaurants	76,594	57,548	63,476
Sales from restaurants consolidated under FIN 46R	—	—	69,988

	656,833	727,508	845,231

Franchise Revenues:
Rents and royalties	322,043	367,756	414,096
Franchise fees	80,695	76,516	78,939

	402,738	444,272	493,035

Total Revenues	$1,059,571	$1,171,780	$1,338,266

In addition to the above, the Registrant has included in Note 1 on page F-12 in the Consolidated Financial Statements costs related to franchisor-owned outlets. The same information will be included in interim financial statements to the extent amounts or trends are significantly different from that shown in the previously issued Consolidated Financial Statements.
18. In addition, as revenue generated from initial franchise fees appear to exceed fifteen percent of your aggregate franchise revenues during all periods presented, and these revenues have been declining as a percentage of your total revenues during the past three years, please revise your consolidated statements of operations or the notes to your financial statements to disclose the amount of revenue derived from initial franchise fees during all periods presented. Also, if the decline in these fees is expected to continue, this matter should also be disclosed. Refer to the guidance outlined in paragraph 22 of SFAS No. 45.
The Registrant has revised its Consolidated Statements of Operations on pages F-3 and F-34 to separately disclose franchise revenues and its associated franchise sales expenses. The Registrant does not expect a material change in franchise revenues in future years; however franchise revenues may fluctuate from year to year based on the mix of sales of traditional and non-traditional stores.

Securities and Exchange Commission
February 14, 2006

Note 1. Summary of Significant Accounting Policies
Basis of presentation, page F-8
19. We note your response to our prior comments 52 and 54. Please revise your disclosure to clarify that “Tim Hortons Inc. is essentially a shell investment corporation which holds investments and obligations that could readily be carried on the books of Wendy’s International.” Also disclose in this section the fact that “the functional currency of each of the company’s subsidiaries and legal entities is the local currency in which each subsidiary operates, which is either Canadian or the U.S. dollar”. This will provide an all inclusive summarization in one section of the basis of presentation as it relates to your functional and reporting currency.
The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page F-8 provides as follows:
“The functional currency of Tim Hortons Inc. is the U.S. dollar primarily because of its historical inter-relatedness with Wendy’s, Tim Hortons Inc. is essentially a holding company that holds investments and obligations that could readily be carried on the books of Wendy’s and the functional currency of Wendy’s is the U.S. dollar. The functional currency of each of the Company’s subsidiaries and legal entities is the local currency in which each subsidiary operates, which is either the Canadian or U.S. dollar.”
Franchise operations, page F-11
20. We note your response to our prior comment 53 and your revised disclosure. Please also provide a similar disclosure in your interim condensed consolidated financial statements as required by paragraph 23 of SFAS No. 45.
In the Registrant’s letter and amended registration statement provided to the Commission on January 19, 2006, the Registrant included disclosures relating to paragraph 23 of SFAS No. 45 in its Consolidated Financial Statements based on the increase in the number of franchised outlets over the three year period. The Registrant also intends to provide similar disclosures in interim Condensed Consolidated Financial Statements when there are significant changes in the number of franchised outlets. In the case of the interim periods currently included in the registration statement, the Registrant respectfully submits that it does not believe an approximate 3% change in the number of franchised outlets is significant.
Derivative instruments, page F-13
21. We note from your revised disclosure on page F-13 under the heading “Derivative instruments” that your forward currency contracts to sell Canadian dollars and buy U.S.

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February 14, 2006

dollars of $77.3 million and $38.8 million as of December 28, 2003 and January 2, 2005, respectively matured at various dates through January 2005 and June 2005, respectively. In this regard please explain in a note to your consolidated financial statements and interim condensed consolidated financial statements your accounting associated with the maturity of these highly effective cash flow hedges and disclose any related gain or loss. Additionally, revise your consolidated and condensed consolidated financial statements to include the disclosure required by paragraph 45(b) (2) and 47 of SFAS No. 133.
The following has been added to the disclosure beginning on page F-13 under the heading “Derivative instruments.”
“Gains and losses related to hedges of intercompany payments are recognized currently in earnings to offset the earnings impact of changes in the value of the hedged intercompany asset or liability when the intercompany asset or liability is marked-to-market. Gains and losses related to hedges of imports paid for by the Canadian operations in U.S. dollars are recognized in earnings when the related imports are resold to third parties. Of the $5.5 million of unrealized losses as of December 28, 2003, $3.3 million was previously recognized in earnings. Of the $6.0 million of unrealized losses as of January 2, 2005, $3.5 million was previously recognized in earnings and the remaining $2.5 million is expected to be reclassified to earnings within twelve months. These derivatives remained highly effective cash flow hedges and qualified for hedge accounting treatment through their maturity.”
The following has been added to Note 12, beginning on F-42, to the sentence beginning, “The fair value of unrealized loss on these contracts as of October 2, 2005 was $5.0 million . .         .”:
“and was recognized in earnings in the third quarter 2005 to offset the impact of changes in the value of the hedged intercompany notes, which were also recognized in earnings when they were marked-to-market.”
The following has been added to Note 12, beginning on F-42, to the sentence beginning, “Gains and losses that are reported in accumulated other comprehensive income will be reclassified into earnings when the Company discontinues hedge accounting . . .”:
“or to offset the earnings impact of the hedged item.”

Securities and Exchange Commission
February 14, 2006

The Consolidated Statements of Comprehensive Income on page F-7 have been revised as follows:

	Years ended
	December 29, 2002,
	December 28, 2003 and
	January 2, 2005
	2002	2003	2004
Net Income	$132,812	$156,262	$205,051
Other comprehensive income (expense)
Translation adjustments	318	(23,036)	(25,860)
Cash flow hedges:
Net change in fair value of derivatives	—	(7,544)	(2,695)
Amounts realized in earnings during the period	—	5,316	2,415

Total cash flow hedges	—	(2,228)	(280)

Comprehensive income	$133,130	$130,998	$178,911

The Condensed Consolidated Statements of Comprehensive Income on page F-39 have been revised as follows:

	Nine Months Ended
	September 26,	October 2,
	2004	2005
Net Income	$150,832	$174,661
Other comprehensive income (expense)
Translation adjustments	(10,010)	(22,814)
Cash flow hedges:
Net change in fair value of derivatives	1,156	(6,456)
Amounts realized in earnings during the period	(593)	7,198

Total cash flow hedges	563	742

Comprehensive income	$141,385	$152,589

22. We also note your revised consolidated and condensed consolidated statements of comprehensive income on page F-7 and F-40. It is unclear how the amounts of “Unrealized gain/(loss) on foreign currency contracts” on page F-7 and F-40 reconcile to the associated amounts disclosed on page F-13 under the heading “ Derivative instruments” and on page F-44 under the heading “ Foreign Currency Derivatives.” Please reconcile or revise accordingly.
Please note that, as described in the Registrant’s response to comment 21 above, changes in the fair value of hedges of intercompany payments are recognized currently in earnings to offset the earnings impact of changes in the value of the hedged intercompany asset or liability when the intercompany asset or liability is marked-to-market. As a result, a

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February 14, 2006

portion of the unrealized losses disclosed on page F-13 under the heading “Derivative instruments” had been reclassified out of comprehensive income as of December 28, 2003 and January 2, 2005. Of the $5.0 million of unrealized losses disclosed on page F-42 under the heading “Foreign Currency Derivatives,” all of the unrealized losses had been reclassified to earnings as of October 2, 2005.
Condensed Consolidated Statements of Cash Flows, page F-37
23. We note your response to our prior comment 70 and your revised disclosure. The revision on page F-37 discloses a distribution of note to Wendy’s of $1,116.0 thousand rather than $1,116.0 million. Please revise accordingly.
The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page F-36 provides for a distribution of a note to Wendy’s in the amount of $1,115,904 thousand.
Other
24. Please address our comments with respect to the Company’s audited financial statements in the interim financial statements where applicable.
The Registrant revised the interim condensed consolidated financial statements in the registration statement, where applicable, in response to the Staff’s comment.
25. We note your responses to various prior comment numbers included in our letter dated December 30, 2005, in which you indicate that responsive changes will be made in a future amendment to the registration statement. Please ensure that the requested disclosures are provided in a future amendment prior to the planned effectiveness of your Form S-1 registration statement. Please note that we may have further comment upon our review of your revised disclosures.
The Registrant will provide such disclosure prior to the planned effectiveness of its registration statement and acknowledges that the Staff may have further comment regarding any additional disclosure in future amendments.

Securities and Exchange Commission
February 14, 2006

     If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (202) 887-4152 or by facsimile at (202) 887-4288. Thank you for your assistance.
Very truly yours,
J. Steven Patterson
Enclosures

cc:	Michele M. Anderson, Legal Branch Chief
Cheryl Grant, Staff Attorney
Linda Cverkel, Accountant Branch Chief
Jeffrey Jaramillo, Staff Accountant
Leon M. McCorkle, Jr., Wendy’s International, Inc.
Robert E. Buckholz, Sullivan & Cromwell LLP